U

SECURITIES AN

Wash

11017215

SEC MAIL PROCESSING SECTION

RECEIVED

FEB 24 2011

WASH, DC

211

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 42051 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIBERTY CAPITAL INVESTMENT CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 SW First Avenue, Suite 150
(No. and Street)

Portland (City) Oregon (State) 97201-5333 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary F. Purpura 503/225-9393
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116th Avenue, Suite 105 King City, Oregon 97225
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JD 3/8/2011

## OATH OR AFFIRMATION

I, Gary F. Purpura, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIBERTY CAPITAL INVESTMENT CORPORATION, as of ~~December 31~~, 20~~10~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
AMY E CALVIN
NOTARY PUBLIC-OREGON
COMMISSION NO. 441258
MY COMMISSION EXPIRES SEPTEMBER 21, 2013

Signature

~~President~~ Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- x☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x(o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DUANE LIEBSWAGER, C.P.A., PC
Liebswager, Duane G.

70

ADDRESS

15405 SW 116th Avenue, Suite 105
King City, Oregon 97224

| Number and Street 71 | City 72 | State 73 | Zip Code 74 |
|---|---|---|---|

CHECK ONE

- [x] Certified Public Accountant 75
- [ ] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | |
|---|---|---|---|---|---|---|
| 50 | 51 | 52 | 53 | | | |

## CONTENTS

# Duane Liebswager, CPA P.C.
# Certified Public Accountant

*15405 SW 116th Avenue, Suite 105*
*King City, OR 97224*

*Duane G. Liebswager*

## Report of Independent Certified Public Accountants

Board of Directors
Liberty Capital Investment Corporation

We have audited the accompanying statements of financial condition of Liberty Capital Investment Corporation as of December 31, 2010 and 2009, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in The United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Liberty Capital Investment Corporation as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in The United States of America.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 9, 2011



*Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975*

**LIBERTY CAPITAL INVESTMENT CORPORATION**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2010 and 2009**

| | **2010** | **2009** |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 33,169 | $ 36,514 |
| Receivables from broker dealers | 83,447 | 56,482 |
| Inventory positions at clearing Corporation | 155,183 | 149,343 |
| Deposits with clearing organizations | 20,355 | 20,355 |
| Furniture, equipment at cost - net of accumulated depreciation of $16,220 and $14,036 | 9,329 | 11,512 |
| Prepaid expenses | 41,204 | 28,137 |
| TOTAL ASSETS | $342,687 | $302,343 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | 2010 | 2009 |
|---|---|---|
| Accounts payable and accrued liabilities | $ 86,810 | $ 39,641 |
| TOTAL LIABILITIES | 86,810 | 39,641 |
| STOCKHOLDER'S EQUITY | | |
| Common stock, no par value 10,300 shares issued | 18,634 | 18,634 |
| Additional paid-in capital | 10,116 | 10,116 |
| Retained earnings | 227,127 | 233,952 |
| Total stockholder's equity | 255,877 | 262,702 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $342,687 | $302,343 |

See accompanying notes and accountants' audit report.

**LIBERTY CAPITAL INVESTMENT CORPORATION**
**STATEMENT OF INCOME AND COMPREHENSIVE INCOME**
**Years Ended December 31, 2010 and 2009**

| | 2010 | 2009 |
|---|---|---|
| REVENUE | | |
| Commissions | $403,352 | $257,616 |
| Sale of investment company shares | 100,661 | 100,426 |
| Dividends and interest | 3,702 | 4,097 |
| Fee income | 133,295 | 62,964 |
| Other | 141,151 | 126,122 |
| Total revenue | 782,161 | 551,225 |
| EXPENSES | | |
| Employee compensation and taxes | 606,047 | 381,448 |
| Commissions and floor brokerage | 58,112 | 50,981 |
| Regulatory fees and assessments | 3,004 | 2,861 |
| Communications | 5,419 | 8,211 |
| Occupancy and equipment rents | 41,744 | 40,341 |
| Professional fees | 18,402 | 24,511 |
| Other expenses | 55,730 | 54,444 |
| Depreciation | 2,183 | 2,357 |
| Total expenses | 790,641 | 565,154 |
| NET INCOME, (LOSS) BEFORE INCOME TAXES | ( 8,480) | ( 13,929) |
| INCOME TAXES | 1,592 | 2,618 |
| NET INCOME (LOSS) BEFORE COMPREHENSIVE ITEMS: | ( 6,888) | ( 11,311) |
| COMPREHENSIVE ITEMS: | | |
| Unrealized Gains (Losses) on Securities available for resale (net of income taxes) | 63 | 8,236 |
| NET INCOME (LOSS) | ($ 6,825) | ($ 3,075) |

See accompanying notes and accountants' audit report.

**LIBERTY CAPITAL INVESTMENT CORPORATION**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**For the Years Ended December 31, 2010 and 2009**

| | Common Stock | | Paid-In | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Total |
| Balance at December 31, 2008 | 10,300 | $18,634 | $ 10,116 | $237,027 | $265,777 |
| Net income (loss) for the year | | | | ( 3,075) | ( 3,075) |
| Balance at December 31, 2009 | 10,300 | 18,634 | 10,116 | 233,952 | 262,702 |
| Net income (loss) for the year | | | | ( 6,825) | ( 6,825) |
| Balance at December 31, 2010 | 10,300 | $18,634 | $10,116 | $227,127 | $255,877 |

See accompanying notes and accountants' audit report.

**LIBERTY CAPITAL INVESTMENT CORPORATION**
**STATEMENT OF CASH FLOWS**
**For the Years Ended December 31, 2010 and 2009**

| | 2010 | 2009 |
|---|---|---|
| **Increase (Decrease) in Cash and Cash Equivalents:** | | |
| Cash flows from operating activities: | | |
| Cash received from operations | $748,212 | $529,231 |
| Cash paid to employees and suppliers | (755,259) | (598,043) |
| Dividends received | 3,702 | 4,097 |
| Income taxes | ( 0) | ( 0) |
| Net cash provided by operating activities | ( 3,345) | ( 64,715) |
| Cash flows from investing activities: | | |
| Purchase of equipment | 0 | 0 |
| Net cash provided by investing activities | 0 | 0 |
| Net increase in cash and cash Equivalents | ( 3,345) | ( 64,715) |
| Cash and cash equivalents at beginning of year | 36,514 | 101,229 |
| Cash and cash equivalents at end of Year | $ 33,169 | $ 36,514 |

**Reconciliation of net income to net cash provided by operating activities:**

| | 2010 | 2009 |
|---|---|---|
| Net income (loss) | ($ 6,825) | ($ 3,075) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Amortization and depreciation | 2,183 | 2,357 |
| Change in assets and liabilities: | | |
| Receivables from brokers or dealers | ( 26,965) | ( 17,897) |
| Prepaid expenses, investments | ( 18,907) | ( 37,612) |
| Accounts payable | 47,169 | ( 8,488) |
| Total adjustments | 3,480 | ( 61,640) |
| Net cash used in operating activities | ($ 3,345) | ($64,715) |

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountants' audit report.

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### General

Liberty Capital Investment Corporation was incorporated on October 1, 1989, in Oregon. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA), Municipal Securities Rulemaking Board (MSRB) and Securities Insurance Protection Corporation (SIPC).

### Revenue Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### Investments

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

### Fixed Assets

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

### Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE B - RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATION

Accounts receivable from brokers, dealers and clearing organization result from the Company's normal trading activities. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

## NOTE C - INVESTMENT SECURITIES

Marketable securities owned at December 31, 2010, consist of investment securities at quoted market values.

| | |
|---|---|
| Readily marketable (allowable): | |
| Corporate stocks | $ 39,641 |
| Stock and bond mutual funds | 115,542 |
| | $155,183 |

Fair Market Measurement at Reporting Date Using:

| Description | 2010 | Quoted Prices In Active Markets For Identical Assets Level 1 |
|---|---|---|
| Available-for-sale securities | $155,183 | $155,183 |
| Total | $155,183 | $155,183 |

## NOTE C - FIXED ASSETS

Fixed assets include property and equipment. Useful lives of equipment range from 5 to 10 years. At December 31, 2010, fixed assets consist of:

| | |
|---|---|
| Furniture and fixtures | $ 24,019 |
| Leasehold improvements | 1,530 |
| Less accumulated depreciation | ( 16,220) |
| | $ 9,329 |

Depreciation expense was $2,183 and $2,357 for the years ended December 31, 2010 and 2009 respectively.

## NOTE E - CAPITAL STOCK

Capital stock at December 31, 2010 consists of:

| | |
|---|---|
| 20,000 shares of no par value common stock authorized, 10,300 issued and outstanding. | $ 18,634 |

## NOTE F - INCOME TAXES

The components of the provision for corporate income tax are as follows:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | ($ 1,571) | ($ 330) | ($ 1,901) |
| State | ( 455) | ( 146) | ( 309) |
| Total Provision | ($ 1,116) | ($ 476) | ($ 1,592) |

Net deferred tax assets (liability) as of December 31, 2010, consist of the following:

| | Assets | Liabilities | Total |
|---|---|---|---|
| Current: | | | |
| Federal | $10,424 | $ 0 | $10,424 |
| State | 4,586 | 0 | 4,586 |
| | 15,010 | 0 | 15,010 |
| Noncurrent: | | | |
| Federal | 0 | 1,196 | 1,196 |
| State | 0 | 526 | 526 |
| | 0 | 1,722 | 1,722 |
| Total | $15,010 | $ 1,722 | $13,288 |

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and differences in depreciation methods for book and tax, are recognized in different years for financial and tax reporting purposes.

## NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $182,211, which was $177,211 in excess of its required net capital of $5,000. The Company's net capital ratio was .476 to 1.

## NOTE H - RETIREMENT PLAN

The Company maintains a Savings Incentive Match Plan for Employees (SIMPLE-IRA) in which all employees receiving at least $5,000 during any prior year are eligible to participate. Employees can elect to defer up to $10,500 ($13,000 if age 50 or older). The Company must match dollar-for-dollar the employee elective deferrals up to 3% of wages or contribute 2% of wages up to $4,500 for all employees. The contribution made for the year ended December 31, 20, was $8,427.

## NOTE I - STOCKHOLDERS' AGREEMENT

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his stock to the other stockholders at a price determined in accordance with the agreement. Any shares not purchased by the remaining stockholders will be purchased by the Company. The agreement also provides that the other stockholders may redeem the shares owned by a stockholder upon death or disability.

## NOTE J - LEASE COMMITMENTS

The Company entered into a lease agreement effective July 1, 2006, for lease of office space and parking. The agreement called for monthly payments of $3,476.25 for office space until July 1, 2008. The rent will be free for July and August 2008, increasing to $3,581.25 for September through June 2009. The rent for July and August 2009 will be free, increasing to $3,686.25 for September through June 2010. Rent for July and august 2010 will again be free, increasing to $3,789.75 for the remainder of the lease. Parking is at the current market rate, which is currently $164 per parking space. The agreement was extended another year with monthly rent at $3,703.13.

The future lease commitments are summarized as follows:

| | |
|---|---|
| 2011 | $ 44,958 |
| 2012 | 22,219 |
| | $ 67,177 |

Total rent expense including parking for 2010 was $41,744.

## NOTE K - CONCENTRATION OF CREDIT RISK

The Company has cash and money market fund deposits at financial institutions in excess of the federally insured limits. The amount at risk at December 31, 2010 is zero. The Company does business primarily in Portland, Oregon and surrounding metropolitan area.

## NOTE L - STOCK PURCHASE AGREEMENT

During 2007, the Company hired a new stockbroker. As part of the employment agreement, the employee has the option to purchase 250 shares of the Company's stock on his first and second anniversary.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

# Duane Liebswager, CPA P.C.
# Certified Public Accountant

*15405 SW 116th Avenue, Suite 105*
*King City, OR 97224*

*Duane G. Liebswager*

## Report of Independent Certified Public Accountants on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
Liberty Capital Investment Corporation

We have audited the financial statements of Liberty Capital Investment Corporation for the year ended December 31, 2010 and 2009, and have issued our report dated February 9, 2011.

Our audit was made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 9, 2011



*Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975*

**LIBERTY CAPITAL INVESTMENT CORPORATION**
**SCHEDULE 1**

**FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION**

COMPUTATION OF NET CAPITAL
For Years Ended December 31, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| Stockholders' equity from statement of financial condition | $255,877 | $262,702 |
| Deduct equity not allowable for net capital | 0 | 0 |
| Stockholders' equity qualified for net capital | 255,877 | 262,702 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Furniture and equipment | ( 9,329) | ( 11,512) |
| Prepaid expenses & receivables | ( 41,304) | ( 28,137) |
| | 205,344 | 223,053 |
| Net Capital before haircuts | | |
| Haircut on other securities | ( 23,133) | ( 22,289) |
| Net Capital | $182,211 | $200,764 |
| Computation of net capital requirement | | |
| Minimum net capital required | $ 5,788 | $ 2,643 |
| Minimum dollar net capital requirement | $ 5,000 | $ 5,000 |
| Excess net capital | $177,211 | $195,764 |
| Excess net capital at 1000% | $173,530 | $ 196,800 |
| Aggregate Indebtedness | | |
| Items included from statement of financial condition: | | |
| Accounts payable and accrued liabilities | $ 86,810 | $ 39,641 |
| Total aggregate indebtedness | $ 86,810 | $ 39,641 |
| Ratio: Aggregate indebtedness to net capital | .476 to 1. | 19.7 to 1. |

**LIBERTY CAPITAL INVESTMENT CORPORATION**
**SCHEDULE 2**

**FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION**

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Years Ended December 31, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| NET CAPITAL | | |
| Net capital as of December 31, per unaudited report filed by respondent | $178,722 | $198,104 |
| Adjustments | | |
| Effect on net income for adjustments | | |
| Decrease in aggregate indebtedness | 3,490 | 2,220 |
| Rounding | ( 1) | 0 |
| Net capital at December 31, as adjusted | $182,211 | $200,764 |
| AGGREGATE INDEBTEDNESS | | |
| Total aggregate indebtedness as of December 31, per unaudited report filed by respondent | $ 90,299 | $ 42,302 |
| Rounding | 1 | ( 1) |
| Decrease in aggregate indebtedness | ( 3,490) | ( 2,660) |
| Total aggregate indebtedness as of December 31, as adjusted | $ 86,810 | $ 39,641 |

# Duane Liebswager, CPA P.C.
# Certified Public Accountant

*15405 SW 116th Avenue, Suite 105*
*King City, OR 97224*

*Duane G. Liebswager*

## Report of Independent Certified Public Accountants on Internal Accounting Control

Board of Directors
Liberty Capital Investment Corporation

We have audited the financial statements of Liberty Capital Investment Corporation for the year ended December 31, 2010 and 2009, and have issued our report thereon dated February 9, 2011. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rules 15c3-3. No facts came to our attention that such conditions for exemption from rule 15c3-3 had not been complied with during the year. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.



*Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975*

Because of inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed the following condition that we believe results in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Liberty Capital Investment Corporation may occur and not be detected within a timely period. We noted that the Company maintains a limited number of accounting personnel, thereby resulting in a condition which precludes adequate segregation of accounting duties, thus causing inadequate controls over accounting transactions. It is the belief of management that, in addition to the impracticability of adding to the staff, management's involvement in the day-to-day business affairs offsets the lack of internal controls created by an insufficient number of personnel. This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the 2010 and 2009, financial statements and this report does not affect our report on these financial statements dated February 9, 2011.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study and evaluation, we believe that the Company's practices and procedures at December 31, 2010, except for the matter described in the preceding paragraph, meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. and should not be used for any other purpose.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 9, 2011